Exhibit 99.3

VITACARE LIMITED

(incorporated in the British Virgin Islands with limited liability)

(the “Company”)

WRITTEN RESOLUTIONS OF THE SOLE DIRECTOR OF THE COMPANY PASSED PURSUANT TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY ON APRIL [20], 2026

I, the undersigned, being the sole director of the Company (the “Sole Director”) for the time being, acting by written consent without a meeting of the Sole Director DO HEREBY UNANIMOUSLY CONSENT TO THE ADOPTION OF THE FOLLOWING RESOLUTIONS as resolutions of the Sole Director:

1	DECLARATION OF DIRECTOR’S INTEREST

IT IS NOTED that the Sole Director hereby confirms that she has properly and duly disclosed all of her interests required to be disclosed to the Company pursuant to the Memorandum and Articles of Association of the Company and all applicable laws in relation to all matters being resolved upon by the Sole Director as contained herein and she is not prohibited from signing these resolutions.

2	APPROVED ITEMS

2.1           It is noted that:

(a)	the Company, as the Purchaser, TIAN RUIXIANG Holdings Ltd (the parent company), and Ren Talents Inc. (the Seller Representative) intend to execute a Termination and Rescission Agreement, aiming to rescind the share exchange transaction previously entered into on November 4, 2025.

2.2          It is resolved that:

(a)	to approve the execution and delivery of the Termination and Rescission Agreement by the Company, rescinding the original transaction and its associated legal effects ab initio.

(b)	to approve the return and reversion of 100% of the equity interest in Ren Talents Inc. held by the Company to the original selling shareholders. Relevant personnel are authorized to handle the update and registration of the Register of Members to reflect the sellers regaining ownership of such equity.

(c)	to authorize the Sole Director or her authorized representative to execute, for and on behalf of the Company, the Termination and Rescission Agreement and all other legal documents required for the aforementioned asset reversion (including execution as a deed and affixing the common seal).

3	GENERAL RESOLUTIONS

RESOLVED that the Sole Director be and is hereby granted full authority to act on behalf of and to bind the Company, and be and is hereby authorized and empowered, in the name and on behalf of the Company, to take all such other actions and execute and deliver all such other agreements, instruments and documents as the Sole Director shall deem necessary or desirable in order to carry out and perform the intent and purposes of the foregoing resolutions (including, where necessary, the execution of any such agreement, instrument or document as a deed and/or the affixation of the common seal of the Company), the taking of such actions or the execution and delivery of such agreements, instruments or documents by the Sole Director pursuant to this or the foregoing resolutions to be conclusive evidence of the necessity or desirability thereof and of the authorization thereof by the Sole Director; and

RESOLVED FURTHER that any and all other actions taken by the Sole Director of the Company prior to the effective date of these resolutions in order to carry out and perform the intent and purposes of the foregoing resolutions are hereby confirmed, ratified and approved in all respects.

(Signature pages to follow)

IN WITNESS WHEREOF, the undersigned has executed the foregoing written resolutions as of the date first written above.

PANG Hua
Sole Director